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XOMA COMPLETES $12.5 MILLION PRIVATE PLACEMENT FINANCING

Berkeley, CA - June 29, 1998 - XOMA Corporation (Nasdaq: XOMA) today announced that it has drawn down the remaining $12.5 million of a $25 million private financing arranged in August, 1997 in the form of 5% convertible preferred stock. The principal investors include an affiliate of Credit Suisse First Boston, Southbrook International Investments, Ltd, and HBK Investments, LP.

Proceeds from the financing will be used to fund development of products from XOMA's BPI platform. Neuprex(TM) (rBPI21), XOMA's lead BPI-derived product, is in the clinic in several indications, including two Phase III trials. XOMA's other BPI-derived products include I-PREX(TM), a topical ophthalmic formulation of rBPI21, and Mycoprex(TM), an antifungal peptide product.

Conversions to common stock will be based on the market price of XOMA common stock at the time of conversation. There is no initial discount on the conversion price, but a 2% discount will be added for each month the preferred stock is held to a maximum of 12%. No conversions will be permitted below a price of $5.26 per share for the first 60 days; the maximum conversion price for the first six months is $6.14 per share. There are certain restrictions on the volume of sales of underlying common stock by the investors. The investors also receive three-year warrants to purchase up to 550,000 shares of XOMA common stock at $7.00 per share.

Brown Simpson Asset Management, LLC served as advisor to the investors in connection with the transaction. Shipley Raidy Capital Partners, LP, acted as placement agent on behalf of XOMA.

XOMA Corporation develops and manufacturers genetically-engineered protein, peptide and monoclonal antibody pharmaceuticals. XOMA's medical targets include infections and infectious complications, and immunologic disorders. The company is focused on developing products from BPI (bactericidal/permeability-increasing protein), a host-defense protein found in human neutrophils.


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Statements made in this press release relating to the timing of clinical trials and other aspects of product development, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions which may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry as well as for companies engaged in the development of new products in a regulated market. These risks, including those related to the results of pending or future clinical trials, changes in the status of the company's collaborative relationships and actions by the U.S. Food and Drug Administration or the U.S. Patent and Trademark Office, are discussed in the company's most recent annual report on Form 10-K and in other SEC filings. Such risks should be considered carefully in evaluating XOMA's prospects.